Exhibit 99.2

Vinci Compass Reports Third Quarter 2026 Results

Alessandro Horta, Chief Executive Officer, stated, “The third quarter marked a significant period in the evolution of Vinci Compass, with the highest quarterly Management Fees, Fee Related Earnings and Net Income in our history, as well as the closing of the Navi acquisition ahead of our initial expectations. Shortly after quarter-end, we announced the launch of Vinci Permanent Capital Solutions with the acquisition of AustralRe, a transaction we believe has the potential to redefine what an alternative asset manager in our region can be. Each of these developments broadens our platform, diversifies our earnings base and positions Vinci Compass for its next phase of growth.”

The Launch of Vinci Permanent Capital Solutions with the Acquisition of AustralRe

“The creation of Vinci Permanent Capital Solutions, or VPCS, represents an important inflection point for our platform. With VPCS, Vinci Compass becomes the first player in the region to have access to a growing source of permanent capital dedicated to supporting the seeding of proprietary strategies and accelerating the growth of our platform,” said Alessandro Horta, Chief Executive Officer of Vinci Compass. “VPCS will operate as a new business vertical, clearly separated from our Asset Management division, preserving the transparency of our asset-light fee earnings while adding a complementary and growing source of earnings. Permanent capital represents a decisive competitive advantage in the region, and this transaction positions Vinci Compass to benefit from it.”

Third Quarter 2026 Highlights

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About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of September 2026, Vinci Compass had R$363 billion in assets under management and advisory.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Thursday, November 12, 2026, to discuss its third quarter 2026 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincicompass.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Prosek Partners

Trevor Gibbons (pro-vincicompass@prosek.com)

+1 (646) 818-9238

Latin America Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

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Segment Earnings

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY(%)	3Q'25 YTD	3Q'26 YTD	∆ YoY(%)
Net revenue from management fees	201,539	252,191	279,956	39%	592,637	777,005	31%
Net revenue from advisory fees	25,384	9,047	19,372	(24)%	76,457	44,486	(42)%
Other revenues	11,404	11,190	11,873	4%	33,610	34,103	1%
Total Fee Related Revenues[i]	238,327	272,428	311,201	31%	702,704	855,594	22%
Segment personnel expenses	(18,135)	(26,609)	(28,601)	58%	(58,942)	(79,941)	36%
Other G&A expenses	(14,185)	(19,085)	(20,085)	42%	(47,039)	(58,468)	24%
Placement fee amortization and rebates	(19,461)	(23,781)	(31,383)	61%	(58,268)	(75,987)	30%
Corporate center expenses	(73,083)	(75,927)	(79,644)	9%	(229,219)	(225,805)	(1)%
Bonus compensation related to management and advisory	(36,407)	(38,363)	(44,666)	23%	(101,278)	(123,601)	22%
Total Fee Related Expenses	(161,271)	(183,765)	(204,380)	27%	(494,747)	(563,802)	14%
FEE RELATED EARNINGS (FRE)ii	77,056	88,663	106,821	39%	207,957	291,792	40%
FRE Marginiii (%)	32.3%	32.5%	34.3%		29.6%	34.1%
FRE per shareiv (R$/share)	1.22	1.35	1.61	32%	3.29	4.43	35%
Net revenue from performance fees	2,986	7,345	2,440	(18)%	14,405	12,675	(12)%
Performance based compensation	(1,282)	(3,214)	(1,083)	(16)%	(6,315)	(5,568)	(12)%
PERFORMANCE RELATED EARNINGS (PRE)[v]	1,704	4,131	1,357	(20)%	8,091	7,107	(12)%
PRE Marginvi (%)	57.1%	56.2%	55.6%		56.2%	56.1%
(+) Realized GP investment income	4,362	8,719	5,530	27%	22,223	20,342	(8)%
(+) Unrealized GP investment income	686	(7,564)	8,149	1,088%	(2,105)	(2,010)	(5)%
INVESTMENT RELATED EARNINGS (IRE)	5,048	1,155	13,679	171%	20,118	18,332	(9)%
(-) Unrealized performance fees	–	–	–	N/A	8,711	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	(3,083)	–	N/A
(-) Unrealized GP investment income	(686)	7,564	(8,149)	1,088%	2,105	2,010	(5)%
SEGMENT DISTRIBUTABLE EARNINGSvii	83,122	101,513	113,708	37%	243,899	319,241	31%
Segment DE Margin (%)	33.8%	35.2%	35.6%		32.6%	35.9%
(+) Depreciation and amortization	3,761	2,806	2,940	(22)%	9,901	8,511	(14)%
(+) Realized financial income	14,878	8,169	8,479	(43)%	51,105	26,038	(49)%
(-) Leasing expenses	(3,373)	(4,452)	(4,038)	20%	(10,853)	(12,381)	14%
(-) Other itemsviii	(9,984)	(20,972)	(22,148)	122%	(44,746)	(64,154)	43%
(-) Non-operational expensesix	(133)	(1,828)	(278)	109%	(1,006)	(2,420)	141%
(-) Income taxes (excluding related to unrealized fees and income)	(15,312)	(15,629)	(18,476)	21%	(37,926)	(55,798)	47%
(-) Minority Interest[x]	–	(8,101)	(9,390)	N/A	–	(24,789)	N/A
DISTRIBUTABLE EARNINGS (DE)xi	72,959	61,506	70,797	(3)%	210,374	194,248	(8)%
DE Marginxii (%)	28.0%	20.7%	21.6%		26.3%	21.2%
DE per share (R$/share)	1.15	0.94	1.07	(7)%	3.32	2.95	(11)%
(+) Nonrecurring expenses (including Income Tax effect)	133	1,811	196	47%	783	2,299	194%
ADJUSTED DISTRIBUTABLE EARNINGSxiii	73,092	63,317	70,993	(3)%	211,157	196,547	(7)%
Adjusted DE Marginxiv (%)	28.1%	21.3%	21.7%		26.4%	21.5%
Adjusted DE per sharexv (R$/share)	1.16	0.96	1.07	(7)%	3.34	2.99	(10)%

Total Fee Related Revenues of R$311.2 million for the quarter ended September 30, 2026, compared to R$238.3 million for the quarter ended September 30, 2025, an increase of 31% year-over-year. This increase was pushed by growth in management fees, driven mostly by the Verde and BACS transactions and organic fundraising across the Credit, Real Assets, and Global IP&S segments, partially offset by lower advisory fees. In the quarter, management fees accounted for R$280.0 million, an increase of 39% year-over-year. Advisory fees totaled R$19.4 million, down 24% year-over-year. Other revenues, which comprise of advisory & execution fees and fund services fees, totaled R$11.9 million in the quarter. Fee Related Revenues were R$855.6 million for the year-to-date period ended September 30, 2026, up 22% when compared to the year-to-date period ended September 30, 2025, driven by the Verde and BACS transactions and continued fundraising momentum across different countries and strategies.

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Fee Related Earnings (“FRE”) of R$106.8 million (R$1.61/share) for the quarter ended September 30, 2026, up 39% year-over-year. FRE of R$291.8 million (R$4.43/share) for the year-to-date period ended September 30, 2026, up 40% when compared to the year-to-date period ended September 30, 2025.

Performance Related Earnings (“PRE”) of R$1.4 million (R$0.02/share) for the quarter ended September 30, 2026, down 20% year-over-year. Performance fees for the 3Q’26 were recognized mainly across Equities, Global IP&S and Credit segments. PRE was R$7.1 million (R$0.11/share) for the year-to-date period ended September 30, 2026, down 12% when compared to the year-to-date period ended September 30, 2025. The year-over-year comparison was impacted by higher performance fees in Equities in the 3Q’25 YTD, supported by stronger local stock market performance in the period.

Investment Related Earnings (“IRE”) of R$13.7 million (R$0.21/share) for the quarter ended September 30, 2026, up 171% year-over-year. IRE in the quarter was primarily driven by positive markups in VCP IV within Private Equity segment, partially offset by a decrease in Real Estate funds’ mark-to-market. IRE was R$18.3 million (R$0.28/share) for the year-to-date period ended September 30, 2026, down 9% when compared to the year-to-date period ended September 30, 2025. In the second quarter of 2025, IRE benefited from the contribution of FIP Infra Transmissão following the conclusion of the fund's investment cycle.

Adjusted Distributable Earnings (“Adj. DE”) of R$71.0 million (R$1.07/share) for the quarter ended September 30, 2026, down 3% year-over-year on an absolute basis and down 7% year-over-year on a per share basis. The year-over-year comparison was impacted by lower realized financial income, as capital calls from proprietary investment commitments continued to reduce the Company’s cash position, shifting capital from liquid investments to private funds. In addition, higher financial expenses within “Other Items” due to foreign exchange variations also affected comparability. Going forward, proprietary funds remain in their investment phase and are expected to continue drawing capital in accordance with their capital call schedules. Adjusted DE was R$196.5 million (R$2.99/share) for the year-to-date period ended September 30, 2026, down 7% when compared to the year-to-date period ended September 30, 2025 on an absolute basis, and down 10% on a per share basis.

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Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY (%)	3Q'25 YTD	3Q'26 YTD	∆ YoY (%)
Net revenue from management fees	63,956	101,717	110,216	72%	189,272	315,766	67%
Net revenue from advisory fees	17,886	7,085	19,026	6%	57,960	40,079	(31)%
Other revenues	11,216	11,190	11,873	6%	33,049	34,103	3%
Total Fee Related Revenues	93,058	119,992	141,116	52%	280,281	389,949	39%
Segment personnel expenses	(5,265)	(11,040)	(12,526)	138%	(17,404)	(33,543)	93%
Other G&A expenses	(7,759)	(11,504)	(12,674)	63%	(23,185)	(35,860)	55%
Placement fee amortization and rebates	(9,964)	(10,532)	(11,431)	15%	(29,086)	(32,164)	11%
Corporate center expenses	(38,349)	(36,694)	(39,988)	4%	(120,366)	(111,928)	(7)%
Bonus compensation related to management and advisory	(16,101)	(16,158)	(19,989)	24%	(41,118)	(55,473)	35%
Total Fee Related Expenses	(77,438)	(85,929)	(96,609)	25%	(231,159)	(268,970)	16%
FEE RELATED EARNINGS (FRE)	15,620	34,062	44,507	185%	49,121	120,978	146%
FRE Margin (%)	16.8%	28.4%	31.5%		17.5%	31.0%
Net revenue from performance fees	211	1,320	294	39%	2,041	2,326	14%
Realized performance fees	211	1,320	294	39%	2,041	2,326	14%
Unrealized performance fees	—	—	—	N/A	—	—	N/A
Performance based compensation	(60)	(566)	(133)	122%	(887)	(1,012)	14%
PERFORMANCE RELATED EARNINGS (PRE)	151	754	160	6%	1,154	1,313	14%
PRE Margin (%)	71.6%	57.1%	54.4%		56.5%	56.4%
(+) Realized GP investment income	—	28	618	N/A	692	1,006	45%
(+) Unrealized GP investment income	565	(974)	868	54%	(124)	608	N/A
INVESTMENT RELATED EARNINGS (IRE)	565	(946)	1,486	163%	568	1,614	184%
(-) Unrealized GP investment income	(565)	974	(868)	54%	124	(608)	N/A
(-) Unrealized performance fees	—	—	—	N/A	—	—	N/A
(+) Unrealized performance compensation	—	—	—	N/A	—	—	N/A
SEGMENT DISTRIBUTABLE EARNINGS	15,771	34,844	45,286	187%	50,968	123,298	142%
Segment DE Margin (%)	16.9%	28.7%	31.9%		18.0%	31.4%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	239,978	272,544	271,939	13%	239,978	271,939	13%
AVERAGE FEE RATE (%)	0.13%	0.18%	0.19%		0.13%	0.18%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS	191,957	224,689	224,554	17%	191,957	224,554	17%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.16%	0.22%	0.23%		0.16%	0.22%

Fee Related Earnings (FRE) of R$44.5 million for the quarter ended September 30, 2026, up 185% year-over-year. This growth was driven by the acquisition of Verde Asset Management and the fundraising momentum in TPD Liquid and Global Solutions over the last twelve months. FRE was R$121.0 million for the year-to-date period ended September 30, 2026, up 146% when compared to the year-to-date period ended September 30, 2025.

Performance Related Earnings (PRE) of R$0.2 million for the quarter ended September 30, 2026, up 6% year-over-year. PRE was R$1.3 million for the year-to-date period ended September 30, 2026, up 14% when compared to the year-to-date period ended September 30, 2025.

Segment Distributable Earnings of R$45.3 million for the quarter ended September 30, 2026, up 187% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$123.3 million for the year-to-date period ended September 30, 2026, up 142% when compared to the year-to-date period ended September 30, 2025.

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AUM reached R$273.3 billion, up 13% year-over-year and stable quarter-over-quarter. The year-over-year growth was driven by portfolio appreciation, the acquisition of Verde and net inflows, partially offset by FX variation in U.S. dollar-denominated Global IP&S funds. In the quarter, net inflows of R$3.6 billion, mainly in TPD Liquid and TPD Alternative, were offset by negative mark-to-market in TPD funds amid volatility in global markets.

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Credit

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY (%)	3Q'25 YTD	3Q'26 YTD	∆ YoY (%)
Net revenue from management fees	60,464	73,125	88,282	46%	167,800	223,979	33%
Net revenue from advisory fees	—	—	—	N/A	—	—	N/A
Other revenues	—	—	—	N/A	—	—	N/A
Total Fee Related Revenues	60,464	73,125	88,282	46%	167,800	223,979	33%
Segment personnel expenses	(6,195)	(7,218)	(7,712)	24%	(19,974)	(21,702)	9%
Other G&A expenses	(2,968)	(3,073)	(3,498)	18%	(8,719)	(10,084)	16%
Placement fee amortization and rebates	(7,744)	(10,919)	(17,445)	125%	(23,334)	(36,940)	58%
Corporate center expenses	(16,200)	(18,886)	(19,105)	18%	(50,531)	(54,297)	7%
Bonus compensation related to management and advisory	(6,798)	(10,001)	(13,156)	94%	(23,011)	(31,800)	38%
Total Fee Related Expenses	(39,905)	(50,098)	(60,916)	53%	(125,568)	(154,824)	23%
FEE RELATED EARNINGS (FRE)	20,559	23,028	27,365	33%	42,232	69,155	64%
FRE Margin (%)	34.0%	31.5%	31.0%		25.2%	30.9%
Net revenue from performance fees	362	4,081	214	(41)%	4,884	4,456	(9)%
Realized performance fees	362	4,081	214	(41)%	4,884	4,456	(9)%
Unrealized performance fees	—	—	—	N/A	—	—	N/A
Performance based compensation	(152)	(1,782)	(90)	(41)%	(2,114)	(1,934)	(8)%
PERFORMANCE RELATED EARNINGS (PRE)	210	2,298	124	(41)%	2,771	2,521	(9)%
PRE Margin (%)	57.9%	56.3%	57.9%		56.7%	56.6%
(+) Realized GP investment income	1,647	2,396	1,769	7%	4,940	5,815	18%
(+) Unrealized GP investment income	642	(246)	4,594	616%	9,378	3,524	(62)%
INVESTMENT RELATED EARNINGS (IRE)	2,289	2,150	6,363	178%	14,318	9,339	(35)%
(-) Unrealized GP investment income	(642)	246	(4,594)	616%	(9,378)	(3,524)	(62)%
(-) Unrealized performance fees	—	—	—	N/A	—	—	N/A
(+) Unrealized performance compensation	—	—	—	N/A	—	—	N/A
SEGMENT DISTRIBUTABLE EARNINGS	22,416	27,722	29,258	31%	49,943	77,491	55%
Segment DE Margin (%)	35.9%	34.8%	32.4%		28.1%	33.1%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	32,445	42,051	42,712	32%	32,445	42,712	32%
AVERAGE MANAGEMENT FEE RATE (%)	0.80%	0.77%	0.85%		0.77%	0.78%

Fee Related Earnings (FRE) of R$27.4 million for the quarter ended September 30, 2026, up 33% year-over-year, driven by the acquisition of BACS and strong fundraising, capital deployment and portfolio appreciation across different strategies and countries. FRE was R$69.2 million for the year-to-date period ended September 30, 2026, up 64% when compared to the year-to-date period ended September 30, 2025.

Investment Related Earnings (IRE) of R$6.4 million for the quarter ended September 30, 2026, compared to R$2.3 million for the quarter ended September 30, 2025, an increase of 178% year-over-year. The growth was driven by positive mark-to-market unrealized gains in Credit funds. IRE was R$9.3 million for the year-to-date period ended September 30, 2026, compared to R$14.3 million for the year-to-date period ended September 30, 2025. IRE in the 3Q’25 YTD benefited from higher unrealized mark-to-market gains in listed Credit funds, supported by more favorable market conditions.

Segment Distributable Earnings of R$29.3 million for the quarter ended September 30, 2026, up 31% year-over-year, driven by higher FRE in the quarter. Segment DE was R$77.5 million for the year-to-date period ended September 30, 2026, up 55% when compared to the year-to-date period ended September 30, 2025.

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AUM of R$43.2 billion in the quarter, up 31% year-over-year, driven by continued organic growth in private and liquid credit, supported by a diversified client base across multiple geographies, as well as by the acquisitions of Verde and BACS and portfolio appreciation. Growth was partially offset by capital returns and foreign exchange variations.

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Private Equity

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY (%)	3Q'25 YTD	3Q'26 YTD	∆ YoY (%)
Net revenue from management fees	31,087	27,290	27,053	(13)%	93,092	82,360	(12)%
Net revenue from advisory fees	—	—	—	N/A	—	—	N/A
Other revenues	—	—	—	N/A	—	—	N/A
Total Fee Related Revenues	31,087	27,290	27,053	(13)%	93,092	82,360	(12)%
Segment personnel expenses	(1,276)	(1,395)	(1,459)	14%	(3,622)	(4,145)	14%
Other G&A expenses	(703)	(1,312)	(640)	(9)%	(2,894)	(2,255)	(22)%
Placement fee amortization and rebates	(359)	(352)	(353)	(2)%	(1,089)	(1,061)	(3)%
Corporate center expenses	(6,023)	(6,229)	(5,713)	(5)%	(18,573)	(17,632)	(5)%
Bonus compensation related to management and advisory	(3,743)	(3,752)	(2,941)	(21)%	(10,877)	(10,095)	(7)%
Total Fee Related Expenses	(12,104)	(13,040)	(11,106)	(8)%	(37,054)	(35,187)	(5)%
FEE RELATED EARNINGS (FRE)	18,983	14,250	15,947	(16)%	56,038	47,173	(16)%
FRE Margin (%)	61.1%	52.2%	58.9%		60.2%	57.3%
Net revenue from performance fees	—	—	—	N/A	—	—	N/A
Realized performance fees	—	—	—	N/A	—	—	N/A
Unrealized performance fees	—	—	—	N/A	—	—	N/A
Performance based compensation	—	—	—	N/A	—	—	N/A
PERFORMANCE RELATED EARNINGS (PRE)	—	—	—	N/A	—	—	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(+) Realized GP investment income	61	737	58	(5)%	1,753	795	(55)%
(+) Unrealized GP investment income	(1,943)	(2,253)	9,872	N/A	(13,485)	7,214	N/A
INVESTMENT RELATED EARNINGS (IRE)	(1,882)	(1,516)	9,929	N/A	(11,732)	8,008	N/A
(-) Unrealized GP investment income	1,943	2,253	(9,872)	N/A	13,485	(7,214)	N/A
(-) Unrealized performance fees	—	—	—	N/A	—	—	N/A
(+) Unrealized performance compensation	—	—	—	N/A	—	—	N/A
SEGMENT DISTRIBUTABLE EARNINGS	19,044	14,988	16,005	(16)%	57,791	47,969	(17)%
Segment DE Margin (%)	61.1%	53.5%	59.0%		60.9%	57.7%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	12,607	11,524	11,399	(10)%	12,607	11,399	(10)%
AVERAGE MANAGEMENT FEE RATE (%)	1.05%	0.98%	1.01%		1.02%	0.98%

Fee Related Earnings (FRE) of R$15.9 million for the quarter ended September 30, 2026, down 16% year-over-year. FRE was R$47.2 million for the year-to-date period ended September 30, 2026, down 16% year-over-year when compared to the year-to-date period ended September 30, 2025. The decrease in both periods reflects the combined impact of FX variation and lower management fees from funds entering their divestment period.

Investment Related Earnings (IRE) of R$9.9 million for the quarter ended September 30, 2026, compared to negative R$1.9 million for the quarter ended September 30, 2025, driven by positive markups in VCP IV, reflecting the fund’s strong early performance. Despite still in its deployment phase, VCP IV has already signed its first divestment, contributing to the unrealized gain and marking an important milestone in its value-creation cycle. IRE was R$8.0 million for the year-to-date period ended September 30, 2026, compared to negative R$11.7 million for the year-to-date period ended September 30, 2025.

Segment Distributable Earnings of R$16.0 million for the quarter ended September 30, 2026, down 16% year-over-year. Segment DE was R$48.0 million for the year-to-date period ended September 30, 2026, down 17% when compared to the year-to-date period ended September 30, 2025.

AUM of R$14.0 billion at the end of the third quarter, down 10% year-over-year. The decrease mainly reflected the mark-to-market of a VCP III portfolio company listed on the NYSE, following the fluctuation of

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the stock price amid global market volatility. VCP team continues to source new investment opportunities for Fund IV, while the VIR team concentrates on structuring the next impact investing vintage, VIR V.

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Equities

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY (%)	3Q'25 YTD	3Q'26 YTD	∆ YoY (%)
Net revenue from management fees	17,098	21,091	21,595	26%	54,578	64,042	17%
Net revenue from advisory fees	—	—	—	N/A	—	—	N/A
Other revenues	—	—	—	N/A	—	—	N/A
Total Fee Related Revenues	17,098	21,091	21,595	26%	54,578	64,042	17%
Segment personnel expenses	(1,662)	(3,302)	(3,400)	105%	(6,900)	(9,708)	41%
Other G&A expenses	(1,349)	(1,892)	(1,460)	8%	(4,968)	(5,364)	8%
Placement fee amortization and rebates	(1,187)	(1,751)	(1,927)	62%	(4,140)	(5,141)	24%
Corporate center expenses	(4,931)	(6,430)	(6,841)	39%	(16,622)	(19,596)	18%
Bonus compensation related to management and advisory	(2,771)	(3,861)	(4,203)	52%	(7,934)	(12,272)	55%
Total Fee Related Expenses	(11,900)	(17,236)	(17,831)	50%	(40,564)	(52,081)	28%
FEE RELATED EARNINGS (FRE)	5,197	3,855	3,764	(28)%	14,014	11,961	(15)%
FRE Margin (%)	30.4%	18.3%	17.4%		25.7%	18.7%
Net revenue from performance fees	2,412	1,943	1,932	(20)%	7,478	5,892	(21)%
Realized performance fees	2,412	1,943	1,932	(20)%	7,478	5,892	(21)%
Unrealized performance fees	—	—	—	N/A	—	—	N/A
Performance based compensation	(1,069)	(866)	(860)	(20)%	(3,281)	(2,622)	(20)%
PERFORMANCE RELATED EARNINGS (PRE)	1,343	1,078	1,073	(20)%	4,197	3,272	(22)%
PRE Margin (%)	55.7%	55.5%	55.5%		56.1%	55.5%
(+) Realized GP investment income	—	—	—	N/A	—	—	N/A
(+) Unrealized GP investment income	1,285	—	—	(100)%	5,075	—	(100)%
INVESTMENT RELATED EARNINGS (IRE)	1,285	—	—	(100)%	5,075	—	(100)%
(-) Unrealized GP investment income	(1,285)	—	—	(100)%	(5,075)	—	(100)%
(-) Unrealized performance fees	—	—	—	N/A	—	—	N/A
(+) Unrealized performance compensation	—	—	—	N/A	—	—	N/A
SEGMENT DISTRIBUTABLE EARNINGS	6,540	4,933	4,836	(26)%	18,212	15,232	(16)%
Segment DE Margin (%)	33.5%	21.4%	20.6%		29.3%	21.8%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	14,494	15,444	16,235	12%	14,494	16,235	12%
AVERAGE MANAGEMENT FEE RATE (%)	0.48%	0.56%	0.57%		0.51%	0.57%

Fee Related Revenues of R$21.6 million for the quarter ended September 30, 2026, up 26% year-over-year. This increase was driven by the contribution of Verde and portfolio appreciation over the last twelve months.

Fee Related Earnings (FRE) of R$3.8 million for the quarter ended September 30, 2026, down 28% year-over-year. FRE was R$12.0 million for the year-to-date period ended September 30, 2026, down 15% when compared to the year-to-date period ended September 30, 2025.

Performance Related Earnings (PRE) of R$1.1 million for the quarter ended September 30, 2026, down 20% year-over-year. PRE was R$3.3 million for the year-to-date period ended September 30, 2026, down 22% when compared to the year-to-date period ended September 30, 2025.

Segment Distributable Earnings of R$4.8 million for the quarter ended September 30, 2026, down 26% year-over-year, reflecting lower FRE and PRE in the period. Segment DE was R$15.2 million for the year-to-date period ended September 30, 2026, down 16% when compared to the year-to-date period ended September 30, 2025.

AUM of R$16.3 billion at the end of the third quarter 2026, up 12% year-over-year, reflecting the acquisitions of Verde and BACS and portfolio appreciation, partially offset by FX variation and net outflows.

Earnings Release | Vinci Compass	12

Real Assets

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY (%)	3Q'25 YTD	3Q'26 YTD	∆ YoY (%)
Net revenue from management fees	28,934	28,968	32,810	13%	87,895	90,858	3%
Net revenue from advisory fees	2,167	519	346	(84)%	4,489	1,325	(70)%
Other revenues	188	—	—	N/A	561	—	N/A
Total Fee Related Revenues	31,288	29,487	33,155	6%	92,945	92,182	(1)%
Segment personnel expenses	(2,944)	(2,879)	(2,828)	(4)%	(8,985)	(8,646)	(4)%
Other G&A expenses	(1,312)	(1,053)	(1,666)	27%	(6,762)	(4,383)	(35)%
Placement fee amortization and rebates	(207)	(227)	(227)	10%	(620)	(681)	10%
Corporate center expenses	(6,518)	(6,379)	(6,679)	2%	(20,160)	(18,597)	(8)%
Bonus compensation related to management and advisory	(5,415)	(4,358)	(4,319)	(20)%	(14,328)	(13,210)	(8)%
Total Fee Related Expenses	(16,396)	(14,894)	(15,719)	(4)%	(50,854)	(45,514)	(10)%
FEE RELATED EARNINGS (FRE)	14,892	14,593	17,436	17%	42,091	46,668	11%
FRE Margin (%)	47.6%	49.5%	52.6%		45.3%	50.6%
Net revenue from performance fees	1	1	—	N/A	2	1	(58)%
Realized performance fees	1	1	—	N/A	8,714	1	(100)%
Unrealized performance fees	—	—	—	N/A	(8,711)	—	N/A
Performance based compensation	(1)	—	—	N/A	(33)	—	N/A
PERFORMANCE RELATED EARNINGS (PRE)	1	1	—	(100)%	(30)	1	N/A
PRE Margin (%)	55.8%	100.0%	N/A		N/A	N/A
(+) Realized GP investment income	2,654	5,558	3,085	16%	14,838	12,726	(14)%
(+) Unrealized GP investment income	137	(4,091)	(7,185)	N/A	(2,949)	(13,356)	353%
INVESTMENT RELATED EARNINGS (IRE)	2,791	1,467	(4,100)	N/A	11,889	(630)	N/A
(-) Unrealized GP investment income	(137)	4,091	7,185	N/A	2,949	13,356	353%
(-) Unrealized performance fees	—	—	—	N/A	8,711	—	N/A
(+) Unrealized performance compensation	—	—	—	N/A	(3,083)	—	N/A
SEGMENT DISTRIBUTABLE EARNINGS	17,547	20,151	20,522	17%	62,528	59,395	(5)%
Segment DE Margin (%)	51.7%	57.5%	56.6%		53.7%	56.6%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	11,976	12,473	13,545	13%	11,976	13,545	13%
AVERAGE MANAGEMENT FEE RATE (%)	1.01%	0.97%	1.07%		1.04%	1.01%

Fee Related Earnings (FRE) of R$17.4 million for the quarter ended September 30, 2026, compared to R$14.9 million for the quarter ended September 30, 2025, an increase of 17% year-over-year. This increase was primarily driven by higher management fees in Forestry from new commitments in Lacan IV and the related catch-up fees, as well as the one-month contribution from Navi. FRE was R$46.7 million for the year-to-date period ended September 30, 2026, up 11% when compared to the year-to-date period ended September 30, 2025. The 3Q’26 YTD benefited from a more normalized expense base, as the prior period included non-recurring consulting and project-related expenses.

Investment Related Earnings (IRE) of negative R$4.1 million for the quarter ended September 30, 2026, compared to R$2.8 million for the quarter ended September 30, 2025, reflecting a decrease in Real Estate funds’ mark-to-market. The FIP Infra Transmissão fund realization positively impacted realized GP investment income in the second quarter 2025, following the conclusion of the fund’s cycle. IRE was negative R$0.6 million for the year-to-date period ended September 30, 2026, compared to R$11.9 million for the year-to-date period ended September 30, 2025.

Segment Distributable Earnings of R$20.5 million for the quarter ended September 30, 2026, compared to R$17.5 million for the quarter ended September 30, 2025, an increase of 17% year-over-year. Segment DE was R$59.4 million for the year-to-date period ended September 30, 2026, compared to R$62.5 million for the year-to-date period ended September 30, 2025, a decrease of 5% year-over-year.

Earnings Release | Vinci Compass	13

The prior period included the realization of FIP Infra Transmissão in the 2Q’25 following the conclusion of the fund's investment cycle.

AUM of R$16.1 billion at the end of the third quarter 2026, up 34% year-over-year, reflecting strong capital formation, including R$2.8 billion of committed capital from an institutional investor via an Infrastructure SMA in the 4Q’25. In addition, the acquisition of Navi and portfolio appreciation also contributed to the growth.

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Corporate Advisory

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY (%)	3Q'25 YTD	3Q'26 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	5,332	1,443	—	(100)%	14,009	3,082	(78)%
Other revenues	—	—	—	N/A	—	—	N/A
Total Fee Related Revenues	5,332	1,443	—	(100)%	14,009	3,082	(78)%
Segment personnel expenses	(793)	(775)	(676)	(15)%	(2,057)	(2,197)	7%
Other G&A expenses	(94)	(251)	(147)	57%	(511)	(522)	2%
Placement fee amortization and rebates	—	—	—	N/A	—	—	N/A
Corporate center expenses	(1,063)	(1,309)	(1,318)	24%	(2,967)	(3,755)	27%
Bonus compensation related to management and advisory	(1,578)	(233)	(58)	(96)%	(4,012)	(751)	(81)%
Total Fee Related Expenses	(3,528)	(2,568)	(2,199)	(38)%	(9,548)	(7,226)	(24)%
FEE RELATED EARNINGS (FRE)	1,804	(1,125)	(2,199)	N/A	4,461	(4,144)	N/A
FRE Margin (%)	33.8%	(78.0)%	N/A		31.8%	(134.5)%
SEGMENT DISTRIBUTABLE EARNINGS	1,804	(1,125)	(2,199)	N/A	4,461	(4,144)	N/A
Segment DE Margin (%)	33.8%	(78.0)%	N/A		31.8%	(134.5)%

Fee Related Earnings (FRE) of negative R$2.2 million for the quarter ended September 30, 2026, compared to R$1.8 million for the quarter ended September 30, 2025. In an environment of high interest rates and electoral uncertainties, M&A and debt structuring activity has remained subdued. Against this backdrop, the Corporate Advisory team continues to work on an extensive pipeline of opportunities for the coming quarters. FRE was negative R$4.1 million for the year-to-date period ended September 30, 2026, compared to positive R$4.5 million for the year-to-date period ended September 30, 2025.

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Income Statement

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	∆ YoY (%)	3Q'25 YTD	3Q'26 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	201,539	252,191	279,956	39%	592,637	777,005	31%
Net revenue from performance fees	2,986	7,345	2,440	(18)%	14,405	12,675	(12)%
Realized performance fees	2,986	7,345	2,440	(18)%	23,117	12,675	(45)%
Unrealized performance fees	—	—	—	N/A	(8,711)	—	N/A
Net revenue from advisory	25,384	9,047	19,372	(24)%	76,457	44,486	(42)%
Other revenues	11,404	11,190	11,873	4%	33,610	34,103	1%
Total net revenues from services rendered	241,313	279,773	313,641	30%	717,109	868,269	21%
OPERATING EXPENSES
Bonus related to management and advisory	(36,407)	(38,363)	(44,666)	23%	(101,278)	(123,601)	22%
Performance based compensation	(1,282)	(3,214)	(1,083)	(16)%	(6,315)	(5,568)	(12)%
Realized	(1,282)	(3,214)	(1,083)	(16)%	(9,398)	(5,568)	(41)%
Unrealized	—	—	—	N/A	3,083	—	N/A
Total compensation and benefits	(37,689)	(41,577)	(45,749)	21%	(107,593)	(129,169)	20%
Segment personnel expenses	(18,135)	(26,609)	(28,601)	58%	(58,942)	(79,941)	36%
Other general and administrative expenses	(14,185)	(19,085)	(20,085)	42%	(47,039)	(58,468)	24%
Placement fee amortization and rebates	(19,461)	(23,781)	(31,383)	61%	(58,268)	(75,987)	30%
Corporate center expenses	(73,083)	(75,927)	(79,644)	9%	(229,219)	(225,805)	(1)%
Total expenses	(162,553)	(186,979)	(205,463)	26%	(501,061)	(569,370)	14%
Operating profit	78,760	92,794	108,178	37%	216,048	298,899	38%
OTHER GP AND FINANCIAL INCOME AND EXPENSES
Investment Related Earnings (IRE)	5,048	1,155	13,679	171%	20,118	18,332	(9)%
Realized gain from GP investment income	4,362	8,719	5,530	27%	22,223	20,342	(8)%
Unrealized gain from GP investment income	686	(7,564)	8,149	1,088%	(2,105)	(2,010)	(5)%
Financial income	14,878	8,169	8,479	(43)%	51,105	26,038	(49)%
Realized gain from financial income	14,878	8,169	8,479	(43)%	51,105	26,038	(49)%
Unrealized gain from financial income	—	—	—	N/A	—	—	N/A
Leasing expenses	(3,373)	(4,452)	(4,038)	20%	(10,853)	(12,381)	14%
Other items	(25,839)	(11,460)	85,884	N/A	(35,462)	116,813	N/A
Equity gain (loss)	3,609	262	2,241	(38)%	(2,588)	3,388	N/A
Equity-based compensation	(8,101)	(8,492)	(5,794)	(28)%	(20,098)	(20,039)	(0)%
Management contract amortization	(3,692)	(5,286)	(6,193)	68%	(10,033)	(17,075)	70%
Non-operational expenses	(133)	(1,828)	(278)	109%	(1,006)	(2,420)	141%
Total Other items	(17,603)	(21,932)	93,980	N/A	(8,817)	112,656	N/A
Profit before income taxes	61,157	70,862	202,158	231%	207,230	411,555	99%
(-) Income taxes	(12,598)	(18,299)	(18,578)	47%	(35,970)	(66,074)	84%
NET INCOME	48,559	52,563	183,580	278%	171,260	345,481	102%
(+) Non-operational expenses (including Income Tax effect)	133	1,811	196	47%	783	2,299	194%
(-) Contingent consideration adjustment related to acquisitions	10,753	(8,681)	(3,782)	N/A	(8,239)	(48,008)	483%
(+) OCI adjustment	—	2,019	(7,299)	N/A	—	(28,287)	N/A
ADJUSTED NET INCOME	59,445	47,711	172,695	191%	163,805	271,484	66%
Attributable to the shareholders of the parent company	60,132	42,965	164,663	174%	165,923	252,387	52%
Attributable to non-controlling interests	(687)	4,746	8,032	N/A	(2,118)	19,097	N/A

Total net revenues from services rendered were R$313.6 million for the quarter ended September 30, 2026, up 30% year-over-year. This growth was driven by higher management fees in the period, resulting from the acquisitions of Verde and BACS, combined with organic fundraising primarily across the Global IP&S, Credit and Real Assets segments, partially offset by lower advisory fees and performance fees. Net revenues for the year-to-date period ended September 30, 2026, were R$868.3 million, up 21% when compared to the year-to-date period ended September 30, 2025.

•	Management fee revenues of R$280.0 million for the quarter ended September 30, 2026, up 39%

Earnings Release | Vinci Compass	16

year-over-year. Management fees for the year-to-date period ended September 30, 2026, were R$777.0 million, up 31% when compared to the year-to-date period ended September 30, 2025.

•	Performance fee revenues of R$2.4 million for the quarter ended September 30, 2026, down 18% year-over-year. Performance fee revenues for the year-to-date period ended September 30, 2026, were R$12.7 million, down 12% when compared to the year-to-date period ended September 30, 2025.

•	Advisory fee revenues of R$19.4 million for the quarter ended September 30, 2026, compared to R$25.4 million for the quarter ended September 30, 2025, a 24% decrease year-over-year. Advisory revenues for the year-to-date period ended September 30, 2026, were R$44.5 million, down 42% when compared to the year-to-date period ended September 30, 2025.

•	Other revenues of R$11.9 million for the quarter ended September 30, 2026, up 4% year-over-year. Other revenues for the year-to-date period ended September 30, 2026, were R$34.1 million, up 1% year-over-year when compared to the year-to-date period ended September 30, 2025.

Total expenses for the quarter ended September 30, 2026, of R$205.5 million, compared to R$162.6 million for the quarter ended September 30, 2025, an increase of 26% year-over-year. Total expenses for the year-to-date period ended September 30, 2026, were R$569.4 million, up 14% when compared to the year-to-date period ended September 30, 2025. This increase is primarily attributed to the acquisitions of Verde and BACS, as well as higher placement fees and rebates associated with business growth and distribution activities.

•	Bonus related to management and advisory fees of R$44.7 million for the quarter ended September 30, 2026, compared to R$36.4 million for the quarter ended September 30, 2025, a 23% increase year-over-year. Bonus related to management and advisory fees for the year-to-date period ended September 30, 2026, was R$123.6 million, up 22% year-over-year.

•	Performance based compensation of R$1.1 million for the quarter ended September 30, 2026, compared to R$1.3 million for the quarter ended September 30, 2025, a 16% decrease year-over-year. Performance based compensation for the year-to-date period ended September 30, 2026, was R$5.6 million, down 12% year-over-year.

•	Segment personnel expenses of R$28.6 million for the quarter ended September 30, 2026, compared to R$18.1 million for the quarter ended September 30, 2025, an increase of 58% year-over-year. Segment personnel expenses for the year-to-date period ended September 30, 2026, were R$79.9 million, up 36% year-over-year.

•	Other general and administrative expenses of R$20.1 million for the quarter ended September 30, 2026, compared to R$14.2 million for the quarter ended September 30, 2025, an increase of 42% year-over-year. Other G&A expenses for the year-to-date period ended September 30, 2026, were R$58.5 million, up 24% year-over-year.

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•	Placement fee amortization and rebates of R$31.4 million for the quarter ended September 30, 2026, up 61% year-over-year. Placement fee amortization and rebates for the year-to-date period ended September 30, 2026 totaled R$76.0 million, up 30% year-over-year.

•	Corporate center expenses of R$79.6 million for the quarter ended September 30, 2026, compared to R$73.1 million for the quarter ended September 30, 2025, a 9% increase year-over-year. Corporate center expenses for the year-to-date period ended September 30, 2026, were R$225.8 million, down 1% year-over-year.

Operating profit of R$108.2 million for the quarter ended September 30, 2026, compared to R$78.8 million for the quarter ended September 30, 2025, an increase of 37% year-over-year. Operating profit for the year-to-date period ended September 30, 2026 was R$298.9 million, up 38% compared to the year-to-date period ended September 30, 2025.

Investment Related Earnings (IRE), a result of the company’s GP investments in its proprietary private market funds, was R$13.7 million for the quarter ended September 30, 2026, up 171% year-over-year. IRE for the year-to-date period ended September 30, 2026 totaled R$18.3 million, down 9% year-over-year.

Financial income of R$8.5 million for the quarter ended September 30, 2026, down 43% year-over-year. Financial income for the year-to-date period ended September 30, 2026 was R$26.0 million, down 49% year-over-year.

Leasing expenses of R$4.0 million for the quarter ended September 30, 2026, compared to R$3.4 million for the quarter ended September 30, 2025, an increase of 20% year-over-year. Leasing expenses for the year-to-date period ended September 30, 2026 were R$12.4 million, up 14% year-over-year.

Other items of positive R$85.9 million for the quarter ended September 30, 2026, compared to negative R$25.8 million for the quarter ended September 30, 2025. This line includes the Galeão indemnification gain of R$99.0 million, net of taxes and associated expenses, recognized as unrealized income. The gain is expected to be realized and reflected in Distributable Earnings in the 4Q’26. This line also comprises the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS, Compass and Verde acquisitions, Ares Convertible Preferred Shares, and other financial expenses.

Equity gain was R$2.2 million for the quarter ended September 30, 2026, compared to R$3.6 million for the quarter ended September 30, 2025, a decrease of 38% year-over-year. Equity gain was R$3.4 million for the year-to-date period ended September 30, 2026, compared to an equity loss of R$2.6 million for the year-to-date period ended September 30, 2025.

Equity-based compensation of R$5.8 million for the quarter ended September 30, 2026, compared to R$8.1 million for the quarter ended September 30, 2025, a decrease of 28% year-over-year. Equity-based compensation for the year-to-date period ended September 30, 2026 was R$20.0 million, broadly stable compared to R$20.1 million for the year-to-date period ended September 30, 2025.

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Management contract amortization was R$6.2 million for the quarter ended September 30, 2026, compared to R$3.7 million for the quarter ended September 30, 2025, an increase of 68% year-over-year. Management contract amortization was R$17.1 million for the year-to-date period ended September 30, 2026, compared to R$10.0 million for the year-to-date period ended September 30, 2025, an increase of 70% year-over-year.

Non-operational expenses were R$0.3 million for the quarter ended September 30, 2026, compared to R$0.1 million for the quarter ended September 30, 2025. Non-operational expenses were R$2.4 million for the year-to-date period ended September 30, 2026, compared to R$1.0 million for the year-to-date period ended September 30, 2025. These expenses are primarily related to professional services rendered in connection with acquisitions.

Profit before income taxes of R$202.2 million for the quarter ended September 30, 2026, compared to R$61.2 million in the same period of 2025, up 231% year-over-year. Profit before income taxes for the year-to-date period ended September 30, 2026 was R$411.6 million, up 99% year-over-year.

Income taxes of R$18.6 million for the quarter ended September 30, 2026, compared to R$12.6 million for the quarter ended September 30, 2025. Income taxes for the year-to-date period ended September 30, 2026 were R$66.1 million.

Net income of R$183.6 million for the quarter ended September 30, 2026, compared to R$48.6 million for the quarter ended September 30, 2025, an increase of 278% year-over-year, mainly reflecting the Galeão indemnification unrealized gain in other items.

Contingent consideration adjustment related to acquisitions, after tax, of negative R$3.8 million for the quarter ended September 30, 2026, compared to negative R$8.7 million in the previous quarter. Contingent consideration adjustments are related to the SPS, Compass and Verde acquisitions, and reflect changes in the fair value of earn-outs to be paid in stock due to variations in the VINP stock price in the period.

OCI adjustment of negative R$7.3 million for the quarter ended September 30, 2026. OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity and do not affect profit or loss.

Adjusted net income of R$172.7 million for the quarter ended September 30, 2026, compared to R$59.4 million for the quarter ended September 30, 2025, a 191% increase year-over-year. Adjusted net income for the year-to-date period ended September 30, 2026 was R$271.5 million, up 66% year-over-year.

Earnings Release | Vinci Compass	19

Supplemental Details

Assets Under Management (AUM) Rollforward

For the Three Months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	273,965	42,503	14,170	15,490	15,066	361,195
(+/-) Capital Subscription / (capital return)	(17)	(204)	(2)	–	129	(93)
(+) Capital Subscription	–	220	–	–	267	487
(-) Capital Return	(17)	(424)	(2)	–	(137)	(580)
(+) Acquisitions	–	–	–	–	815	815
(+/-) Net Inflow / (outflow)	3,613	80	–	147	(32)	3,808
(+/-) FX Variation	196	24	2	3	3	229
(+/-) Appreciation / (depreciation)	(4,446)	784	(126)	654	162	(2,971)
Ending balance	273,312	43,187	14,045	16,295	16,143	362,981

For the Twelve Months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	241,217	32,882	15,548	14,542	12,071	316,259
(+/-) Capital Subscription / (capital return)	218	6	(183)	–	2,708	2,749
(+) Capital Subscription	241	1,048	–	–	3,373	4,662
(-) Capital Return	(23)	(1,041)	(183)	–	(666)	(1,913)
(+) Acquisitions	14,458	4,495	–	651	815	20,418
(+/-) Net Inflow / (outflow)	5,856	3,549	–	(1,094)	(44)	8,267
(+/-) FX Variation	(6,394)	(674)	(51)	(145)	(195)	(7,459)
(+/-) Appreciation / (depreciation)	17,956	2,929	(1,269)	2,341	789	22,746
Ending balance	273,312	43,187	14,045	16,295	16,143	362,981

Earnings Release | Vinci Compass	20

Fee-Earning Assets Under Management (FEAUM) Rollforward

For the Three Months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	272,544	42,051	11,524	15,444	12,473	354,036
(+/-) Capital Subscription / (capital return)	(17)	(220)	(2)	–	118	(121)
(+) Capital Subscription	–	204	–	–	255	459
(-) Capital Return	(17)	(424)	(2)	–	(137)	(580)
(+) Acquisitions	–	–	–	–	815	815
(+/-) Net Inflow / (outflow)	3,299	83	–	125	(32)	3,475
(+/-) FX Variation	196	23	1	3	1	225
(+/-) Appreciation / (depreciation)	(4,083)	775	(125)	662	170	(2,600)
Ending balance	271,939	42,712	11,399	16,235	13,545	355,830

For the Twelve months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	239,978	32,445	12,607	14,494	11,976	311,499
(+/-) Capital Subscription / (capital return)	218	(10)	(183)	–	22	48
(+) Capital Subscription	241	1,032	–	–	688	1,961
(-) Capital Return	(23)	(1,041)	(183)	–	(666)	(1,913)
(+) Acquisitions	14,458	4,495	–	651	815	20,418
(+/-) Net Inflow / (outflow)	5,397	3,398	–	(1,114)	(44)	7,638
(+/-) FX Variation	(6,376)	(660)	(43)	(145)	(34)	(7,257)
(+/-) Appreciation / (depreciation)	18,264	3,044	(983)	2,349	810	23,484
Ending balance	271,939	42,712	11,399	16,235	13,545	355,830

Earnings Release | Vinci Compass	21

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxvi (R$ millions)	3Q’26	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return	Equities	215.8	4.0%	5.2%	10.1%	28.7%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	914.1	5.9%	13.6%	19.4%	33.5%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	348.0	5.0%	12.1%	21.1%	36.7%	IBOV	IBOV
Compass CRECE+	Equities	254.1	(1.2)%	8.6%	12.9%	42.7%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	317.8	(10.1)%	(5.5)%	59.9%	68.1%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,873.6	1.4%	0.8%	16.6%	70.1%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	627.7	4.6%	10.4%	14.0%	23.4%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	468.5	6.0%	11.2%	14.5%	25.2%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	290.5	3.3%	9.6%	13.9%	25.9%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,156.9	(2.0)%	0.7%	1.9%	9.3%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,834.4	(1.2)%	3.2%	4.8%	11.5%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,991.0	1.7%	5.3%	7.4%	15.2%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,793.3	3.4%	10.6%	14.5%	30.4%	CDI	N/A
Compass Yield 30	Credit	2,081.6	3.7%	11.6%	15.7%	30.9%	CDI	CDI
Compass Deuda Plus	Credit	551.0	1.1%	4.8%	6.0%	13.1%	N/A	N/A
Compass Renta Fija-B	Credit	726.2	(0.7)%	0.1%	0.9%	5.8%	CEMBI Broad Div	N/A
Vinci Multiestratégia FIM	Global IP&S	36.1	3.1%	9.4%	13.0%	26.1%	CDI	CDI
Atlas Strategy	Global IP&S	94.6	3.3%	8.0%	11.1%	24.2%	CDI	CDI
Vinci Valorem FIM	Global IP&S	575.9	3.1%	10.6%	14.2%	26.1%	IMA-B 5	IMA-B 5
Equilibrio Strategy	Global IP&S	489.0	2.9%	8.8%	11.8%	21.0%	IPCA	N/A
VISC11	Real Assets (listed REIT)	2,969.3	(0.1)%	1.3%	2.1%	14.2%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,385.5	1.2%	0.0%	15.0%	33.0%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	351.3	(6.3)%	(9.0)%	(6.3)%	7.1%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	62.8	0.0%	13.7%	12.6%	(0.1)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	131.0	7.9%	14.3%	19.9%	23.6%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	402.8	2.1%	2.3%	2.8%	6.7%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	28.3	(1.5)%	0.1%	5.4%	14.9%	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	420.7	(3.2)%	12.9%	37.8%	(7.6)%	N/A	N/A

Benchmark	3Q’26	YTD	12 M	24 M
CDIxvii	3.4%	10.5%	14.5%	29.7%
IMA-B 5xviii	4.6%	11.4%	14.8%	25.4%
IPCAxix	0.6%	4.0%	4.6%	10.0%
IFIXxx	(2.0)%	(0.5)%	4.6%	13.6%
IPCA + Yield IMA-B	2.3%	9.8%	12.7%	27.4%
IBOVxxi	8.3%	15.6%	27.4%	41.4%
S&P/BMV IPCxxii	(3.7)%	1.8%	5.3%	31.1%
S&P MERVALxxiii	(11.0)%	(7.6)%	59.0%	66.1%
CEMBI Broad Divxxiv	(2.3)%	1.0%	2.3%	8.9%
CEMBI Broad Div HYxxv	(1.6)%	3.6%	5.2%	12.3%
PIP Cetes 28Dxxvi	1.6%	5.1%	7.3%	17.3%

Earnings Release | Vinci Compass	22

Investment Records – Closed End Private Markets fundsxxvii

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxviii (BRL)		Gross MOIC (USD)		Gross IRRxxix (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	54	5,184	4.3	x	4.0	x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,105	2,037	1,601	3,638	1.7	x	1.0	x	7.3%	(0.6%)
VCP III	Private Equity	2018	4,000	2,583	320	4,424	4,743	1.8	x	1.7	x	14.6%	12.7%
VCP IV	Private Equity	2022	3,879	1,177	—	1,595	1,595	1.3	x	1.4	x	33.2%	38.1%
VCP Strategyxxx	Private Equity		11,494	7,071	7,488	7,673	15,161	2.1	x	2.0	x	64.5%	70.2%
NE Empreendedorxxxi	Private Equity	2003	36	13	26	—	26	2.1	x	2.6	x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	294	20	314	2.3	x	1.8	x	19.9%	13.4%
VIR IV	Private Equity	2020	1,000	744	195	962	1,157	1.6	x	1.7	x	20.4%	22.7%
VIR Strategyxxxi[i]	Private Equity		1,276	891	515	982	1,497	1.7	x	1.7	x	20.8%	26.2%
SPS I	Credit	2018	128	207	361	17	378	2.3	x	1.8	x	25.4%	19.1%
SPS II	Credit	2020	671	1,091	1,251	566	1,817	2.1	x	2.2	x	22.2%	22.8%
SPS III	Credit	2021	1,071	1,913	1,169	1,600	2,769	2.4	x	2.5	x	23.7%	24.0%
SPS IV	Credit	2025	1,592	469	17	537	554	1.8	x	1.8	x	24.7%	30.3%
SPS Strategyxxxiii	Credit		3,462	3,680	2,797	2,720	5,517	2.1	x	2.2	x	23.3%	22.9%
MAV I	Credit	2022	165	165	194	60	254	1.5	x	1.5	x	19.4%	21.7%
MAV II	Credit	2023	205	205	81	205	286	1.4	x	1.6	x	19.5%	17.1%
MAV III	Credit	2025	220	193	31	197	228	1.2	x	1.2	x	20.8%	28.1%
MAV IV	Credit	2026	313	313	18	313	331	1.1	x	1.0	x	N.M.	N.M.
MAV Strategyxxxiv	Credit		903	876	324	774	1,099	1.3	x	1.3	x	19.9%	22.2%
Lacan Florestal I	Real Assets	2012	253	253	255	315	570	2.3	x	1.3	x	10.4%	2.8%
Lacan Florestal II	Real Assets	2016	356	356	125	554	679	1.9	x	1.5	x	9.9%	5.7%
Lacan Florestal III	Real Assets	2020	502	465	—	646	646	1.4	x	1.4	x	10.2%	9.5%
Lacan Florestal IV	Real Assets	2023	574	216	—	275	275	1.3	x	1.4	x	18.2%	22.9%
Lacan Strategyxxxv	Real Assets		1,686	1,290	380	1,790	2,170	1.7	x	1.4	x	12.8%	6.3%
FIP Transmissãoxxxvi	Real Assets	2017	211	104	367	9	375	3.6	x	2.7	x	55.5%	40.4%
VIASxxxvii	Real Assets	2021	386	350	—	528	528	1.5	x	1.5	x	13.7%	13.1%
VICCxxxviii	Real Assets	2022	1,784	151	—	169	169	1.1	x	1.2	x	7.7%	14.2%
VFDLxxxix	Real Assets	2021	422	353	60	393	453	1.3	x	1.3	x	8.7%	8.6%
Vinci Credit Infraxl	Credit	2022	1,998	1,483	107	1,703	1,810	1.2	x	1.3	x	N.M.	N.M.

Earnings Release | Vinci Compass	23

Shareholder Dividends & Share Summary

($ in thousands)	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q’26	2Q’26	3Q’26
Adjusted Distributable Earnings (R$)	73,946	62,306	75,759	73,092	81,288	62,237	63,317	70,993
Adjusted Distributable Earnings (US$)xli	12,804	11,027	13,964	13,645	15,605	12,702	12,424	12,767
Adjusted DE per Common Share (US$)xlii	0.20	0.17	0.22	0.22	0.24	0.19	0.19	0.19
Actual Dividend per Common Sharexliii	0.15	0.15	0.15	0.15	0.17	0.17	0.17	0.17

VINP Shares	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q’26	2Q’26	3Q’26
Shares Repurchased
# of Shares	607,643	683,148	173,762	—	—	—	—	—
Average Cost (US$/share)	10.28	10.07	9.47	—	—	—	—	—
Capital Deployed (US$)	6,246,577	6,879,698	1,645,210	—	—	—	—	—
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Axli	49,580,116	48,896,968	48,778,420	48,778,420	50,955,859	50,955,859	51,184,744	51,807,281
Common Shares	64,046,355	63,363,207	63,244,659	63,244,659	65,422,098	65,422,098	65,650,983	66,273,520

Vinci Compass generated R$1.07 or US$0.19 of Adjusted Distributable Earnings per common share for the third quarter of 2026. The company declared a quarterly dividend of US$0.17 per common share to record holders as of November 27, 2026; payable on December 11, 2026.

Common Shares Outstanding as of quarter end of 66,273,520 shares.

There were no common shares repurchased in the quarter and, as of September 30, 2026, there was no remaining authorization for the share repurchase plan.

Earnings Release | Vinci Compass	24

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	3Q'25 YTD	3Q'26 YTD

OPERATING PROFIT	78,760	92,794	108,178	216,048	298,899
(-) Net revenue from realized performance fees	(2,986)	(7,345)	(2,440)	(23,117)	(12,675)
(-) Net revenue from unrealized performance fees	—	—	—	8,711	—
(+) Compensation allocated in relation to performance fees	1,282	3,214	1,083	6,315	5,568
FEE RELATED EARNINGS (FRE)	77,056	88,663	106,821	207,957	291,792

OPERATING PROFIT	78,760	92,794	108,178	216,048	298,899
(-) Net revenue from management fees	(201,539)	(252,191)	(279,956)	(592,637)	(777,005)
(-) Net revenue from advisory	(25,384)	(9,047)	(19,372)	(76,457)	(44,486)
(-) Other revenues	(11,404)	(11,190)	(11,873)	(33,610)	(34,103)
(+) Bonus related to management and advisory	36,407	38,363	44,666	101,278	123,601
(+) Personnel expenses	18,135	26,609	28,601	58,942	79,941
(+) Other general and administrative expenses	14,185	19,085	20,085	47,039	58,468
(+) Placement fee amortization and rebates	19,461	23,781	31,383	58,268	75,987
(+) Corporate center expenses	73,083	75,927	79,644	229,219	225,805
PERFORMANCE RELATED EARNINGS (PRE)	1,704	4,131	1,357	8,091	7,107

OPERATING PROFIT	78,760	92,794	108,178	216,048	298,899
(-) Net revenue from unrealized performance fees	—	—	—	8,711	—
(+) Compensation allocated in relation to unrealized performance fees	—	—	—	(3,083)	—
(+) Realized gain from GP investment income	4,362	8,719	5,530	22,223	20,342
SEGMENT DISTRIBUTABLE EARNINGS	83,122	101,513	113,708	243,899	319,241

NET INCOME	48,559	52,563	183,580	171,260	345,481
(-) Net revenue from unrealized performance fees	—	—	—	8,711	—
(+) Income tax from unrealized performance fees	—	—	—	(1,004)	—
(+) Compensation allocated in relation to unrealized performance fees	—	—	—	(3,083)	—
(-) Unrealized gain from GP investment income	(686)	7,564	(8,149)	2,105	2,010
(+) Income tax on unrealized gain from GP investment income	193	(37)	153	(1,785)	26
(-) Unrealized gain from financial income	—	—	—	—	—
(+) Income tax on unrealized gain from financial income	—	—	—	—	—
(-) Contingent consideration (earn-out) gain (loss)xlv	13,398	(10,292)	(3,866)	(9,080)	(57,053)
(+) Income tax on contingent consideration	(2,645)	1,611	84	841	9,045
(-) Other unrealized gains²	—	—	(99,047)	—	(99,047)
(+) Depreciation and amortization	7,453	8,092	9,133	19,934	25,586
(+) Equity-based compensation	8,101	5,009	5,794	17,437	16,556
(-) Income Taxes on Equity-based compensation	(262)	1,096	(135)	(8)	1,205
(+) Equity gain (loss)	(3,609)	(262)	(2,241)	2,588	(3,388)
(+) Dividends received	2,457	2,244	2,180	2,457	6,903
(+) Non-operational expenses including income tax related to realized expensexlvi	133	1,811	196	783	2,299
(+) OCI Adjustmentxlvii	—	2,019	(7,299)	—	(28,287)
(-) Minority Interest	—	(8,101)	(9,390)	—	(24,789)
ADJUSTED DISTRIBUTABLE EARNINGS	73,092	63,317	70,993	211,157	196,547

TOTAL NET REVENUE FROM SERVICES RENDERED	241,313	279,773	313,641	717,109	868,269
(-) Net revenue from realized performance fees	(2,986)	(7,345)	(2,440)	(23,117)	(12,675)
(-) Net revenue from unrealized performance fees	—	—	—	8,711	—
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	238,327	272,428	311,201	702,704	855,595

Earnings Release | Vinci Compass	25

Balance Sheet Results

Assets	06/30/2026	09/30/2026
Current assets
Cash and cash equivalents	224,968	245,138
Cash and bank deposits	92,426	103,859
Financial instruments at fair value through profit or loss	110,309	115,881
Financial instruments at amortized cost	22,233	25,398
Financial instruments at fair value through profit or loss	852,972	862,192
Trade receivables	211,615	220,382
Sub-leases receivable	—	—
Taxes recoverable	20,402	29,377
Other assets	84,890	90,023
Total current assets	1,394,847	1,447,112

Non-current assets
Financial instruments at fair value through profit or loss	888,928	1,019,908
Financial instruments at amortized cost	5,751	5,746
Trade receivables	27,451	29,609
Taxes recoverable	2,763	2,750
Deferred taxes	40,544	44,028
Other receivables	34,524	29,166
	999,961	1,131,207

Investments accounted for using the equity method	71,969	74,701
Judicial deposits	49,869	49,869
Property and equipment	72,079	71,931
Right of use - Leases	127,571	124,841
Intangible assets	1,372,438	1,404,508
Total non-current assets	2,693,887	2,857,057

Total Assets	4,088,734	4,304,169

Earnings Release | Vinci Compass	26

Liabilities and equity	06/30/2026	09/30/2026
Current liabilities
Trade payables	14,102	12,995
Financial instruments at fair value through profit or loss	—	0
Deferred Revenue	—	12,775
Leases	29,357	30,689
Accounts payable	38,184	33,163
Labor and social security obligations	101,408	142,877
Loans and Financing	163,582	169,627
Taxes and contributions payable	42,895	55,553
Total current liabilities	389,528	457,679

Non-current liabilities
Accounts payable	—	3,560
Leases	118,854	116,048
Labor and social security obligations	3,525	3,599
Loans and Financing	691,183	696,385
Deferred taxes	3,275	3,359
Provision for contingencies	50,285	50,274
Retirement plans liabilities	678,810	673,418
	1,545,932	1,546,643

Total liabilities	1,935,460	2,004,322

Equity
Share capital	19	19
Additional paid-in capital	2,263,114	2,259,642
Treasury shares	(293,488)	(258,523)
Retained Earnings	131,586	250,253
Other reserves	(52,715)	(56,617)
	2,048,516	2,194,774

Non-controlling interests in the equity of subsidiaries	104,758	105,073

Total equity	2,153,274	2,299,847

Total liabilities and equity	4,088,734	4,304,169

Earnings Release | Vinci Compass	27

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

Earnings Release | Vinci Compass	28

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s segments. Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x Minority interest comprises the portion of earnings attributable to the non-controlling interest, following Vinci Compass’ acquisitions of controlling stakes in the Verde and BACS transactions. Therefore, results are fully consolidated in Fee Related Earnings (FRE), and the non-controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE).

xi “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xii “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xiii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).

xiv “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

xvi NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

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xvii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xviii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

xix IPCA is a broad consumer price index measured by the IBGE.

xx IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxi Brazil stock market most relevant index.

xxii S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxiii S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxiv CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

xxv The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxvi PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

vvvii Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxviii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxix “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxx Committed capital for VCP III and VCP IV consider amounts of co-investments. Returns, however, consider only the amounts invested to the main funds. Track record presented for the VCP strategy as of 2Q’26, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxi Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

xxxii Track record for VIR strategy is presented as of 2Q’26, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

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xxxiii Track record for Vinci SPS strategy is presented as of 3Q’26.

xxxiv Track record for MAV strategy is presented as of 3Q’26.

xxxv Track record for Lacan strategy is presented as of 3Q’26.

xxxvi Track record for FIP Infra is presented as of 3Q’26.

xxxvii Track record for VIAS is presented as of 2Q’26.

xxxviii Total commitments for VICC are presented as of 2Q’26.

xxxix Track record for VFDL is presented as of 3Q’26.

xl Track record for Vinci Credit Infra is presented as of 3Q’26.

xli US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.5606, as of November 11, 2026, when dividends were approved by our Board of Directors.

xlii Per Share calculations are based on end of period Participating Common Shares.

xliii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xliv As of September 30, 2026, Public Float was comprised of 16,130,092 Class A common shares.

xlv Contingent consideration adjustment (after-tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period.

xlvi Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

xlvii OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss.

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